Filed by Cambridge Holdco, Inc. pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cambridge Capital Acquisition Corporation
Commission File No.: 333-201199

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 2, 2015

CAMBRIDGE CAPITAL ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36229	46-3774077
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

525 South Flagler Drive, Suite 201, West Palm Beach, FL	33401
(Address of principal executive offices)	(Zip Code)

561 932-1600

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On January 2, 2015, Cambridge Capital Acquisition Corporation (the “Company”) received notice from the Listing Qualifications department of The Nasdaq Stock Market (“Nasdaq”) informing the Company that, because the Company failed to file a definitive proxy statement and hold its annual meeting of shareholders by December 31, 2014, the Company no longer complies with Nasdaq Listing Rules 5620(a) and 5620(b) with respect to the annual meeting and proxy solicitation requirement for continued listing on Nasdaq. The Company has requested an appeal of Nasdaq’s determination to a Hearings Panel, pursuant to the procedures set forth in Nasdaq’s rules. The hearing request will stay the suspension of the Company’s securities and the termination of registration of the securities with Nasdaq as required by the rules of the Securities and Exchange Commission (the “SEC”) pending the Hearing Panel’s decision and, therefore, Nasdaq’s notice has no immediate effect on the listing of the Company’s common stock, units or warrants on Nasdaq. The time and place of any hearing before the Hearing Panel will be determined by the Hearing Panel. There can be no assurance that the Hearing Panel will grant the Company’s request for continued listing.

The Company does not expect the notice described above to affect its previously announced business combination with Parakou Tankers, Inc. (“Parakou”), which is described in the registration statement on Form S-4 (the “Registration Statement”) that Cambridge Holdco, Inc. (“Holdco”) filed with the SEC on December 22, 2014. The Company also separately filed a preliminary proxy statement on December 22, 2014 (the “Proxy”) in connection with the proposed business combination. The Company has delayed the holding of its annual meeting of shareholders due to the pendency of the business combination and the related special meeting of shareholders (to be held in lieu of an annual meeting) described in the Registration Statement and the Proxy. The closing of the business combination is subject to approval by the stockholders of the Company, among other conditions described in the Registration Statement and the Proxy.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits hereto include “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, the satisfaction of the closing conditions to the business combination; the outcome of any hearing before the Hearing Panel; and other risks and uncertainties indicated from time to time in filings with the SEC by the Company or Holdco. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Additional Information and Where to Find It

The proposed business combination will be submitted to the stockholders of the Company for their consideration. In connection with the proposed business combination, Holdco has filed with the SEC the Registration Statement, which includes a proxy statement/prospectus for the stockholders of the Company. The Company and Holdco urge investors, stockholders and other interested persons to read the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information. Such persons can also read the Company’s final prospectus, dated December 17, 2013, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, for a description of the security holdings of the Company’s officers and directors and of EarlyBirdCapital, Inc. (“EBC”) and their respective interests as security holders in the successful consummation of the transactions described herein. The Company’s definitive proxy statement, as included in Holdco’s Registration Statement, will be mailed to stockholders of the Company as of a record date to be established for voting on the transactions described in this report. Stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Cambridge Capital Acquisition Corporation, 525 South Flagler Drive, Suite 201, West Palm Beach, Florida 33701. These documents and the Company’s initial public offering final prospectus and Annual Report on Form 10-K can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

EBC, the managing underwriter of the Company’s initial public offering consummated in December 2013, is acting as the Company’s investment banker in the business combination, for which it will receive a fee. Additionally, Cowen and Company, LLC (“Cowen”) is also assisting the Company in connection with the business combination, for which it will receive a fee. The Company and its directors and executive officers, EBC and Cowen may be deemed to be participants in the solicitation of proxies for the special meeting of the Company’s stockholders to be held to approve the business combination described in the Registration Statement and Proxy. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Company in connection with the proposed business combination is set forth in the Registration Statement of Holdco and the Proxy of the Company, each filed with the SEC on December 22, 2014. You can also find information about the Company’s executive officers and directors in its Annual Report on Form 10-K, which was filed with the SEC on March 28, 2014. You can obtain free copies of these documents from the Company using the contact information above.

Non-Solicitation

This Current Report on Form 8-K and the exhibits hereto are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Holdco or Parakou, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 7, 2015

CAMBRIDGE CAPITAL ACQUISITION CORPORATION

By:	/s/ Benjamin Gordon
Name: Benjamin Gordon
Title: Chief Executive Officer